January 22, 2009

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549

Re:	Momenta Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 0-50797

Ladies and Gentleman:

On behalf of Momenta Pharmaceuticals, Inc.  (“Momenta” or the “Company”), we submit our response to the comments contained in a letter dated December 22, 2008 (the “Letter”) from the Staff  (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Craig A. Wheeler, President and Chief Executive Officer of Momenta. For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 54

1.              Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

675 WEST KENDALL STREET  CAMBRIDGE, MA 02142  T: 617.491.9700  F: 617.621.0431  WWW.MOMENTAPHARMA.COM

Please revise your disclosure to include the following information for each of your major research and development projects (i.e. M-Enoxaparin, M118, etc.):

a.               The current status of the project (i.e. Phase I, II, etc.);

b.               The costs incurred during each period presented and to date on the project;

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

In response to the Staff’s comment 1.a., we respectfully note that the Company disclosed the current status of each of our major research and development projects in the Financial Operations Overview section of its Annual Report on Form 10-K for the fiscal year ending December 31, 2007 (the “2007 10-K”) under the caption “Development Programs” on pages 51 and 52.  In response to the Staff’s comment, the Company will also include a parenthetical in the line item for each major research and development project identifying the current status of each such project in the table of Research and Development Expense in the Results of Operations section as shown below.

In response to the Staff’s comment 1.b., for each major project in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2008 (the “2008 10-K”), the Company will disclose its total external costs on a project-by-project basis for each period presented and from project inception to date, and its total internal research and development costs in the aggregate for all projects for each period presented.  Final numbers for 2008 and total from project inception to date will be included in the 2008 10-K.

Please note that the Company does not maintain or evaluate, and therefore does not allocate, internal research and development costs on a project-by-project basis.  Consequently, the Company does not analyze this level of information in managing its research and development activities.

The following disclosure illustrates how the Company will present the information in the 2008 10-K.  The disclosure in bold typeface represents the additional information that will be provided by the Company in response to the Staff’s comment.

Research and Development

The lengthy process of securing FDA approvals for new drugs requires the expenditure of substantial resources.  Any failure by us to obtain, or any delay in obtaining, regulatory approvals would materially adversely affect our product development efforts and our business overall.  Accordingly, we cannot currently estimate, with any degree of certainty, the amount of time or money that we will be required to expend in the future on our product candidates prior to their regulatory approval, if such approval is ever granted.  As a result of these uncertainties surrounding the timing and outcome of any approvals, we are currently unable to estimate when, if ever, our product candidates will generate revenues and cash flows.  We expect future research and development expenses to increase in support of our product candidates.

The following table summarizes the primary components of our research and development expenditures for our principal research and development programs for the years ended December 31, 2008, 2007, and 2006 and shows the total external costs incurred by us for each of our major research and development projects. The table excludes costs incurred by our collaboration partners on such major research and development projects. The Company does not maintain or evaluate, and therefore does not allocate, internal research and development costs on a project-by-project basis.  Consequently, the Company does not analyze internal research and development costs by project in managing its research and development activities.

	Year Ended December 31,			Project inception to
Research and Development Expense (in thousands)	2008	2007	2006	December 31, 2008

Development programs
M-Enoxaparin (ANDA Filed)	$	$13,081	$9,106	$
M356 (ANDA Filed)		8,105	3,364
M118 (Phase 2a)		10,945	6,282
Other Development Programs		442	154
Discovery programs		997	449
Internal research and development costs		36,329	27,561
Total research and development expense	$	$69,899	$46,916

*           *             *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact me at (617) 395-5131. Thank you for your time and attention.

Sincerely,

/s/ Richard P. Shea

Richard P. Shea
Senior Vice President and Chief
Financial Officer

cc:                                 Securities and Exchange Commission

Jim Peklenk, Staff Accountant

Mary Mast

Wilmer Cutler Pickering Hale and Dorr LLP

Steven D. Singer, Esq.

Rosemary Reilly, Esq.